Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Sysorex, Inc. on Form S-8 (Nos. 333-230904 and 333-227639) and Form S-1 (No. 333-268446) of our report dated June 13, 2023, with respect to our audit of the consolidated financial statements of Sysorex, Inc. as of and for the year ended December 31, 2022, which report is included in this Annual Report on Form 10-K of Sysorex, Inc for the year ended December 31, 2022. The report includes explanatory paragraphs as to the Company’s ability to continue as a going concern, and an emphasis of matter paragraph regarding the risks and uncertainties related to the Company’s digital asset activities.

/s/ Marcum llp

Marcum llp

New York, New York

June 13, 2023